Exhibit 15.2

To	Noah Holdings Limited

1226 South Shenbin Road

Minhang District

Shanghai, PRC

April 24, 2024

Dear Sir/Madam:

We consent to the reference to our firm under the headings of “Enforceability of Civil Liabilities”, “Organizational Structure”, “Risk Factors” and “People’s Republic of China Taxation” in Noah Holdings Limited’s Annual Report on Form 20-F for year ended December 31, 2023 (the “Annual Report”), which will be filed with the Securities and Exchange Commission (the “SEC”) in the month of April 2024. We also consent to the filing of this consent letter with the SEC as an exhibit to the Annual Report.

In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

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Yours faithfully,

/s/ Zhong Lun Law Firm